VIA EDGAR & FACSIMILE

December 23, 2004

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	InSight Health Services Holdings Corp. (the “Registrant”)
Annual Report on Form 10-K for the Year Ended 6/30/04
File Number 333-75984-12

Dear Mr. Riedler:

This letter supplements the Registrant’s response to the comments of the Staff set forth in its letter dated December 2, 2004.  The Registrant will comply with all of the comments in the December 2 letter.  In view of the discussions between Sasha Parikh and the Registrant’s counsel, Gerry McCartin of Hunton & Williams LLP, in which it was agreed (based on the information provided by the Registrant in its December 17, 2004 letter to the Staff) that the deconsolidation issue addressed in comment no. 2 of the December 2 letter was immaterial, the Registrant will comply with all of the Staff’s comments raised in its comment letters regarding the Registrant’s Form 10-K for the year ended June 30, 2004 (the “Form 10-K”) in its future periodic Securities Exchange Act filings, beginning with the Form 10-Q for the quarter ending December 31, 2004 (the “December 31 10-Q”).    That is, the Registrant’s Form 10-K for the year ending June 30, 2005 will include the approved changes previously set forth in the Registrant’s response letters dated October 27, 2004 and November 19, 2004, along with the requested aging schedule of the Registrant’s accounts receivables addressed in comment no. 1 of the December 2 letter and the revision of the contractual commitment table to account for the impact of interest raised by Ms. Parikh in a recent call with Mr. McCartin.  The December 31 10-Q will include any such changes as are applicable and will also reflect the deconsolidation on a prospective basis of the Registrant’s 50% owned partnership which has previously been consolidated.

This will also confirm that the Registrant  plans to file shortly an amendment to its registration statement on Form S-4 (Reg. No. 333-75984) (the “Form S-4”) to add financial information for the first quarter of fiscal 2005 and otherwise to include language in the Management’s Discussion and Analysis section responsive to the Staff’s comments on the Form 10-K.   The financial statements in the Form S-4 as filed mirror those in the Form 10-K, and will be amended in Amendment No. 1 to the Form S-4 only to fix minor typographical errors.

In order to satisfy a contractual obligation, the Registrant needs to get the Form S-4 (Reg. No. 333-75984) effective on or before December 30, 2004.  Therefore, we would be grateful if the Staff would (i) confirm that the foregoing approach is acceptable and resolves all outstanding comments on the Form 10-K and (ii) so advise Greg Belliston for purposes of expediting the processing of the Form S-4.  Thank you for your assistance in expediting this matter.  I can be reached at (949) 282-6130.

Sincerely,

/s/ Marilyn U. MacNiven-Young
Marilyn U. MacNiven-Young
Executive Vice President,
General Counsel and Secretary